NEWS

FOR IMMEDIATE RELEASE

RUSSEL METALS ANNOUNCES IT HAS AMENDED THE INDENTURE RELATING TO ITS 6 3/8% SENIOR NOTES DUE MARCH 1, 2014

TORONTO, CANADA -- May 17, 2006 -- Russel Metals Inc. (RUS - TSX) today announced that it has received required consents from holders of its outstanding US$175,000,000 aggregate principal amount of 6 3/8% Senior Notes due March 1, 2014 (CUSIP 781903AG4, ISIN US781903AG47) to amendthe provisions of the indenture relating to the Senior Notes.  A supplemental indenture with respect to such amendment has been executed.  The supplemental indenture changes the reporting obligations of Russel Metals under the indenture to require Russel Metals to file only with applicable Canadian provincial securities regulators all annual reports, quarterly reports and other documents that are required to be so filed under applicable Canadian provincial securities laws.  The amendment became effective at 6:00 p.m., New York City time, on May 17, 2006.

Questions regarding the consent solicitation should be directed to Citigroup Corporate and Investment Banking, Liability Management Group at (800) 558-3745 (toll-free) or (212) 723-6106.  Requests for documentation should be directed to Global Bondholder Services Corporation, the information and tabulation agent for the consent solicitation, at (866) 470-4500 (toll-free) or (212) 430-3774.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com